Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

February 8, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 8, 2022, The Nasdaq Stock Market (the "Exchange") received from byNordic Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant

Class A common stock included as part of the units

Redeemable warrants included as part of the units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi